Mail Stop 4561

December 29, 2006

Mr. Pablo Granifo
Chief Executive Officer
Banco de Chile
Ahumada 251
Santiago, Chile

      Re: Banco de Chile
              Form 20-F for the Fiscal Year Ended December 31, 2005
              Filed June 26, 2006
              File No. 001-15266

Dear Mr. Granifo:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    John P. Nolan
                    Accounting Branch Chief